Alvotech

9, Rue de Bitbourg

L-1273 Luxembourg

Grand Duchy of Luxembourg

May 2, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Franklin Wyman

Vanessa Robertson

Jessica Ansart

Jeffrey Gabor

Re:	Alvotech

Amendment No. 4 to Registration Statement on Form F-4

Filed on April 19, 2022

File No. 333-261773

Ladies and Gentlemen:

On behalf of Alvotech (the “Company”), we are providing this letter in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 28, 2022 (the “Comment Letter”) with respect to the Company’s Amendment No. 4 to Registration Statement on Form F-4 (“Amendment No. 4”) filed on April 19, 2022. This letter is intended to replace previously provided correspondence of even date herewith, which inadvertently omitted page number references in the response to comment 1. Accordingly, please disregard such earlier correspondence and refer to this letter instead.

Concurrently with the submission of this response letter, the Company is filing, through EDGAR, Amendment No. 5 to the Registration Statement (“Amendment No. 5”).

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which, for your convenience, we have incorporated into this response letter in bold and italics. Page references in the text of this response letter correspond to the page numbers of Amendment No. 5. Capitalized terms used but not otherwise defined in this letter shall have the meanings set forth in Amendment No. 5.

Amendment No. 4 to Registration Statement on Form F-4

Risk Factors

Prior to the consummation of the Business Combination, and even after…, page 55

1.

We note your disclosure that you have entered into three new financing arrangements in connection with the Business Combination, including your loan agreement with Alvogen, your debt facility with Sculptor and your Standby Equity Purchase Agreement (SEPA) with Yorkville. We also note that you have revised the minimum cash requirement to include cash proceeds from the trust account (after redemptions), together with the proceeds of the PIPE Financing “and the aggregate proceeds in excess of $90,000,000 (representing financing advanced, or expected to be advanced, to Alvotech by certain of its existing shareholders) of any debt financing funded or available to be funded to Alvotech from prior to the Closing (and, for the avoidance of doubt, after December 7, 2021), at or following the closing.” With respect to these new financing arrangements, please revise your disclosure throughout the registration statement as follows:

•	Please revise your discussion of the minimum cash requirement as noted above to specify how the financing arrangements with Alvogen, Sculptor and Yorkville may contribute to meeting this requirement.

•

Please revise your disclosure, as appropriate, to disclose whether and to what extent any of these new financing arrangements may be a possible source of dilution shareholders who elect not to redeem their shares in connection with the business combination. To the extent that any of the arrangements may be a significant source of dilution, please provide disclosure of the impact of that significant source of dilution at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

•

Please revise your Questions and Answers about the Business Combination section starting on page 7 to include a discussion of new financing you are obtaining in connection with the Business Combination, including the PIPE financing as well as the loan agreement with Alvogen, the debt facility with Sculptor and the SEPA with Yorkville.

•

Please revise the Background of the Business Combination section beginning on page 149 to include a discussion of the negotiations of these various agreements including background on when and why it was decided to pursue these additional financing arrangements.

•

Please revise the Certain Agreements related to the Business Combination to include a summary of the material terms of each of these agreements, including, where applicable, a description of any consideration provided in exchange for the agreement.

•

Please file the binding term sheet for the debt facility agreement with Sculptor as well as the SEPA with Yorkville as exhibits or provide an analysis supporting your determination that the agreements are not required to be filed.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 10 through 13, 21 through 23, 159 through 160, 189 and 193. The Company also filed the binding offer letter and term sheet, and the SEPA as exhibits 10.33 and 10.34.

*    *    *    *

Please direct any questions or comments regarding the foregoing or with respect to Amendment No. 5 to the undersigned at (212) 479-6446, Michal Berkner of Cooley LLP at +44 (0) 20 7556 4321 or Divakar Gupta of Cooley LLP at (212) 479-6474.

Very truly yours,
/s/ Nicolas H.R. Dumont
Nicolas H.R. Dumont

cc:	Robert Wessman, Alvotech

Tanya Zharov, Alvotech

Michal Berkner, Cooley LLP

Divakar Gupta, Cooley LLP

Christian O. Nagler, Kirkland & Ellis LLP

Peter Seligson, Kirkland & Ellis LLP

Allison Gallagher, Kirkland & Ellis LLP